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                                              Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767

               CARMAX ANNOUNCES NOMINATIONS TO BOARD OF DIRECTORS

Richmond, Va., June 18, 2002 - CarMax Auto Superstores, Inc. (NYSE:KMX) today announced that in connection with the proposed separation of the CarMax auto superstore business from Circuit City Stores, Inc. three members of the Circuit City Stores, Inc. board of directors have been nominated to join the CarMax, Inc. board of directors and two executive officers of CarMax have been nominated to join the CarMax board.

The nominees from the Circuit City Stores board are Richard L. Sharp, former chairman, Circuit City Stores, Inc.; Hugh G. Robinson, chairman and chief executive officer, The Tetra Group; and John W. Snow, chairman, president and chief executive officer of CSX Corporation. Sharp, who declined to stand for re-election today to the Circuit City Stores board of directors, has been nominated to serve as chairman of the board of CarMax, Inc. Robinson and Snow would resign from the Circuit City board at the time of the proposed separation.

Two additional outside directors have agreed to join the CarMax, Inc. board and would begin to serve at the time of the separation: William R. Tiefel, chairman emeritus of Ritz-Carlton Hotel Company, L.L.C., former vice chairman of Marriott International and president of Marriott Lodging; and Jeffrey E. Garten, dean of The Yale School of Management. CarMax expects that at least two additional outside directors would be added to the CarMax, Inc. board.

In addition, two executive officers of CarMax, W. Austin Ligon, president, and Keith D. Browning, executive vice president and chief financial officer, have been nominated to join the CarMax board. Mr. Ligon also would become chief executive officer, and Mr. Browning, corporate secretary.

CarMax is the nation's leading specialty retailer of used cars. With headquarters in Richmond, Va., the company currently operates 40 retail units in 38 locations, including 36 used-car superstores. CarMax also operates 18 new-car franchises, 16 of which are integrated or co-located with its used-car superstores. For more information, access the company's Web site at www.carmax.com.

CarMax is a subsidiary of Circuit City Stores, Inc. Circuit City Stores, Inc. has two series of common stock, one of which is the CarMax Group Common Stock, which tracks the performance of the CarMax operations, and the other of which is the Circuit City Group Common Stock (NYSE:CC), which tracks the performance of the Circuit City business and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

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Circuit City Stores, Inc. has previously announced that the company's board of directors has authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. The separation is expected to be completed by late summer, subject to shareholder approval and final approval by the Circuit City Stores, Inc. board of directors.

In connection with the proposed separation, CarMax, Inc. has filed with the Securities and Exchange Commission a registration statement, including a preliminary proxy statement/prospectus. Security holders are urged to read these materials because they will contain important information. Investors may obtain a free copy of these materials, as well as other materials filed with the SEC concerning Circuit City Stores, Inc. and CarMax, Inc., at the SEC's Web site at www.sec.gov. At an appropriate time, holders of Circuit City Group and CarMax Group stock will receive a proxy statement and information on how to obtain transaction-related documents from Circuit City Stores at no cost. This release does not constitute an offering of any securities.

With respect to the separation, Circuit City Stores, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from the company's shareholders. Information regarding Circuit City's officers and directors is included in Circuit City's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on May 15, 2002. This document is available free of charge at the SEC's Web site or by directing a request to Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233,
Attention: Corporate Secretary.

This release contains forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, risks associated with plans to separate the CarMax business from Circuit City Stores, Inc. and create an independent, separately traded public company. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in Circuit City Stores, Inc. SEC filings.

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Contacts:  Dandy Barrett, CarMax Director of Investor Relations, (804) 935-4591;
           Ann Collier, Vice President of Financial and Public Relations,
           Circuit City Stores, Inc., (804) 527-4058